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                    May 21, 2024

       Michael Tokich
       Senior Vice President and Chief Financial Officer
       STERIS plc
       70 Sir John Rogerson's Quay
       Dublin 2, Ireland D02 R296

                                                        Re: STERIS plc
                                                            Form 10-K for the
Year Ended March 31, 2023

       Dear Michael Tokich:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Industrial Applications and

                    Services